Exhibit 77(d)

Item 77D

The Global Bond Opportunities Fund’s registration statement was updated to reflect that, if the adviser determines that conditions are not favorable, the Fund may invest under 40% of its total assets in Non-U.S. Countries provided that the Fund will not invest less than 30% of its total assets in Non-U.S. Countries under normal circumstances except for temporary defensive purposes.